UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-50231

(Check One):	☑ Form 10-K	☐Form 20-F	☐Form 11-K	☐Form l0-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2006
☐	Transition Report on Form 10-K and Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q and Form 10-QSB

☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: Not Applicable
PART I
REGISTRANT INFORMATION
Full name of registrant: Federal National Mortgage Association
Former name if applicable: Not Applicable
Address of principal executive office (Street and number): 3900 Wisconsin Avenue, NW
City, state and zip code: Washington, D.C. 20016

PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or

Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     Fannie Mae (formally, the Federal National Mortgage Association) has determined that it is unable to file its Form 10-K for the year ended December 31, 2006 by the March 1, 2007 due date or by March 16, 2007 and, accordingly, Fannie Mae is not requesting the fifteen-day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”).
     This notice and the attached explanation discuss the following matters:
•	our progress in completing our audited financial statements for the years ended December 31, 2005 and 2006;

•	New York Stock Exchange (“NYSE”) listing standards relating to SEC filings and information about our continued NYSE listing;

•	management’s assessment of our internal control over financial reporting;

•	our regulatory capital;

•	key business and market issues that have affected the company;

•	information regarding our administrative expenses;

•	the reduction of our estimated losses resulting from Hurricanes Katrina and Rita;

•	certain risks and risk management practices;

•	ongoing legal proceedings filed against and by Fannie Mae relating to accounting and other matters; and

•	legislative and regulatory developments relating to strengthening regulatory oversight of the government- sponsored housing enterprises.
Completion of 2005 and 2006 audited financial statements
     We are not able to file a timely Form 10-K because we have not completed our financial statements for the year ended December 31, 2006. On December 6, 2006, we filed our Annual Report on Form 10-K for the year ended December 31, 2004 (“2004 Form 10-K”), which included our audited consolidated financial statements for the year ended December 31, 2004, and a restatement of our audited consolidated financial statements for the years ended December 31, 2003 and 2002. Since the recent completion of our 2004 Form 10-K, we have been working to complete our audited consolidated financial statements for the years ended December 31, 2005 and 2006. Based on our current estimate, we plan to file our Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”) by the end of August of this year and our Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”) by the end of 2007. We will provide, as has been our practice, a specific date for each as our filing date approaches.
NYSE listing and standards for our continued listing
     Under its listing standards, the NYSE may initiate suspension and delisting proceedings when a listed company, such as Fannie Mae, fails to file its Annual Report on Form 10-K with the SEC in a timely manner. The NYSE generally will begin suspension and delisting procedures if a company has not filed its periodic annual report by the end of the twelve-month period following the due date for the filing. As discussed below, the NYSE may permit Fannie Mae to continue listing beyond the twelve-month period in specific limited circumstances. In determining whether to allow trading in our securities to continue, the NYSE will consider, among other things, our financial health and compliance with the NYSE’s qualitative and quantitative listing standards, as well as whether there is a reasonable expectation that we will be able to resume timely filings in the future. As of December 31, 2007, however, the NYSE’s discretion to continue our listing if we are twelve or more months late in filing an annual report with the SEC will expire in accordance with a recent amendment to the NYSE’s rules.

     As noted above, we filed our 2004 Form 10-K on December 6, 2006. We have not yet filed our 2005 Form 10-K, which was due on March 15, 2006, nor do we expect to file it by the end of the twelve-month period after it was due (i.e., by March 15, 2007). In addition, as stated above, we have determined that we will be unable to file our 2006 Form 10-K by its due date of March 1, 2007.
     Until we are current in our SEC periodic reporting requirements, we must receive relief from the NYSE in order to maintain our listing status. The NYSE previously granted our request for continued listing of our common stock and other listed securities despite our status as a late filer. As part of its grant of that request and pursuant to the NYSE’s current listing standards, the NYSE reevaluates its determination to continue the listing of our securities on a quarterly basis. Our continued listing is subject to the NYSE’s ongoing monitoring of our progress toward completing our outstanding SEC filings and meeting the milestones that we have communicated to the NYSE. Failure to continue to make satisfactory progress toward completing these filings or failure to achieve these interim milestones could result in the suspension of the trading and delisting of our common stock and other listed securities. In February 2007, the NYSE notified us that it approved the continued listing of our common stock and other listed securities for the first quarter of 2007. The NYSE’s next quarterly review is expected to be completed during the second quarter of 2007.
     The NYSE notified us on December 7, 2006 that we must file our 2005 Form 10-K by no later than December 31, 2007 in order to be permitted to continue to trade on the NYSE, consistent with the recent amendment to the NYSE’s rules described above. In addition, the NYSE will be required to commence suspension and delisting procedures if we do not file our 2006 Form 10-K with the SEC by February 29, 2008, which is twelve months after the due date for that filing. Until we are current in our periodic filings with the SEC, the NYSE will continue to identify us as a late filer on its website and also will disseminate on the consolidated tape an indicator of our late-filer status.
Management’s assessment of internal control over financial reporting; Sarbanes-Oxley Act Section 404
     Management’s report on internal control over financial reporting in our 2004 Form 10-K concluded that our internal control over financial reporting was ineffective as of December 31, 2004 and as of the date of filing the 2004 Form 10-K due to the presence of material weaknesses. These material weaknesses and the steps we have taken to address them as of December 6, 2006 are described in our 2004 Form 10-K.
     In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting as of December 31, 2005 and as of December 31, 2006. We expect that management’s reports on internal control over financial reporting in our 2005 Form 10-K and 2006 Form 10-K will conclude that our internal control over financial reporting also was ineffective as of December 31, 2005 and as of December 31, 2006, respectively. Management will discuss in the annual reports for 2005 and 2006 the material weaknesses it has identified and the actions that we have taken and plan to take to remediate these material weaknesses.
     We believe that, as our independent registered public accounting firm during the years ended December 31, 2005 and 2006, Deloitte & Touche LLP will be able to issue opinions regarding both the effectiveness of our internal control over financial reporting as of December 31, 2005 and December 31, 2006 and management’s assessment of our internal control over financial reporting as of each of those dates. Based on our expectation noted above, we believe that Deloitte & Touche’s opinions will conclude that our internal control over financial reporting was ineffective as of each of those dates.
Forward-Looking Statements
     The information provided in this notice and the attached explanation includes forward-looking statements, including statements regarding our estimated timing for the filing of our 2005 Form 10-K and 2006 Form 10-K; our expectations regarding the listing of our common stock on the NYSE; our expectations with respect to management’s conclusions in its reports on our internal control over financial reporting to be included in our 2005 Form 10-K and 2006 Form 10-K; our expectations regarding Deloitte & Touche’s ability to issue opinions on the effectiveness of our internal control over financial reporting and the nature of its opinions; our belief that our earnings will vary, perhaps substantially, from period to period due primarily to changes in the fair value of our derivatives; our estimates regarding our 2005 and 2006 business results and market share; our belief that many homeowners may chose to refinance into fixed-rate mortgages in anticipation of future interest rate resets on adjustable-rate mortgages; our estimates with respect to the amount of adjustable-rate mortgages that will reset in 2007 and 2008; our expectation that the changes we make to our underwriting guidelines and system as a result of OFHEO’s directive to support the interagency guidance on non-traditional mortgage product risks will not have a material impact on our mortgage loan acquisitions; our belief that we met our 2006 housing goals; our expectation that meeting our housing goals in 2007 and 2008 will continue to present challenges; our belief that home prices are likely to decline modestly in 2007; our expectation that our credit losses will increase; our estimates with respect to multifamily property vacancy rates and rental rates; our belief that our credit exposure to the sub-prime mortgage loans underlying the private-label mortgage-related securities in our portfolio is limited; our expectation that our derivative activities will serve to lessen potential volatility in the fair value of our portfolio from period to period resulting from interest rate movements; our expectation that we will reduce our operating expenses by $200 million in 2007; our expectation that we will reduce in 2008 our normalized expenses, which excludes non-recurring costs associated with returning to timely financial reporting, to approximately $2 billion per year; our estimated losses resulting from Hurricanes Katrina and Rita; our expectation that the U.S. Congress in 2007 will consider and advance legislation to strengthen regulatory oversight of the government-sponsored housing enterprises; and our expectation that hearings by the House Financial Services Committee regarding such legislation may be held in March 2007.

     Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by Fannie Mae’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, our ability to become current in our SEC periodic reporting requirements; our ability to maintain our listing with the NYSE based on its periodic review of our plan to resume compliance with SEC periodic reporting requirements; any significant increase in our delinquency rates; the outcome of pending litigation; general business, economic and political conditions, including changes in interest rates, housing prices and employment rates; competitive developments in the mortgage market or changes in the rate of growth in total outstanding U.S. residential mortgage debt; changes in applicable legislative or regulatory requirements; our ability to identify and remediate material weaknesses in internal control over financial reporting; our ability to effectively implement our business strategies and manage the risks in our business; our ability to effectively implement our total return strategy given the constraints imposed by our portfolio growth limitation, risk parameters, operational limitations, tax classifications and intent to hold certain temporarily impaired securities until recovery; the other factors discussed in this notice and the attached explanation; and the reactions of the marketplace to the foregoing.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Scott Lesmes	(202)	752-7000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☑ No
     Fannie Mae has not filed the following periodic reports: an Annual Report on Form 10-K for the period ended December 31, 2005 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see attached explanation.

Federal National Mortgage Association (Name of Registrant as Specified in Charter)
     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27, 2007	By:	/s/ Robert T. Blakely

	Name:	Robert T. Blakely
	Title:	Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25
     We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended December 31, 2006 will reflect significant changes from our results of operations for the year ended December 31, 2005. Because we have not completed our audited financial statements for either the year ended December 31, 2005 or the year ended December 31, 2006, we are unable to provide a reasonable estimate of either our results of operations for the year ended December 31, 2006 or our results of operations for the year ended December 31, 2005. Accordingly, we cannot at this time estimate what significant changes will be reflected in our 2006 results of operations compared to our 2005 results of operations; however, we expect our earnings to vary, perhaps substantially, from period to period due primarily to changes in the fair value of our derivatives.
     Presented below is a discussion of our regulatory capital; certain key business and market issues that have affected us; information regarding our administrative expenses; an update on our estimated losses as a result of Hurricanes Katrina and Rita; disclosures regarding certain of our risks and risk management practices; a description of legal proceedings filed against and by us relating to accounting and related matters; and updates on certain legislative and regulatory matters.
Regulatory Capital
     On December 28, 2006, the Office of Federal Housing Enterprise Oversight (“OFHEO”), our safety and soundness regulator, announced that we were classified as adequately capitalized as of September 30, 2006 (the most recent date for which results have been published by OFHEO). Our adjusted core capital of $42.0 billion as of September 30, 2006 exceeded our adjusted statutory minimum capital requirement by $13.0 billion and our adjusted OFHEO-directed minimum capital requirement (which is the requirement that we maintain a 30% capital surplus over our statutory minimum capital requirement) by $4.3 billion.
     These third quarter 2006 capital amounts incorporate certain adjustments resulting from changes in our accounting policies and practices identified in our 2004 Form 10-K. OFHEO’s capital classifications are based on preliminary financial information that remains subject to revision pending our completion of audited financial statements for the years ended December 31, 2005 and 2006 and corresponding regulatory capital reports.
Key Business and Market Issues
     We are a shareholder-owned corporation chartered by the U.S. Congress to support liquidity and stability in the secondary mortgage market. We operate an integrated business through three complementary business segments—Single-Family Credit Guaranty, Housing and Community Development, and Capital Markets—that work together to provide valued services, products and solutions to our lender customers and a broad range of housing partners. Together, our business segments contribute to our chartered mission objectives, helping to increase the total amount of funds available to finance housing in the United States and to make homeownership more available and affordable for low-, moderate- and middle-income Americans. We also work with our customers and partners to increase the availability and affordability of rental housing.
     Our business is significantly affected by the dynamics of our underlying market—the secondary market for residential mortgage debt. These dynamics include the total amount of residential mortgage debt outstanding, the volume and composition of mortgage originations, the level of competition for mortgage assets generally among investors and the availability and level of competition for mortgage assets that contribute to our affordable housing mission goals. The level of competition in the secondary mortgage market has intensified in recent years for each of our business segments, driven largely by sustained demand among domestic and international investors for U.S. mortgage-related assets. Competition remained strong during 2006.
     The following discussion highlights recent developments in our business segments and the markets in which they operate.
Single-Family Credit Guaranty Business
     In our Single-Family Credit Guaranty (“Single-Family”) business, we work with our lender customers to securitize single-family mortgage loans into Fannie Mae mortgage-backed securities (“Fannie Mae MBS”) and to facilitate the purchase of single-family mortgage loans for our mortgage portfolio. Our Single-Family business issues Fannie Mae MBS in exchange for pools of single-family mortgage loans delivered to us by primary market lenders and held in MBS trusts. In a typical MBS transaction, we guarantee to each MBS trust that we will supplement mortgage loan collections received by the MBS trust as required to permit timely payment of principal and interest due on the related Fannie Mae MBS issued by the trust.

For our guaranty, we are paid a fee to compensate us for assuming the credit risk on the mortgage loans underlying the single-family Fannie Mae MBS. This activity supports our mission objectives by enabling primary market lenders to redeploy capital to fund additional mortgage loans by selling highly liquid Fannie Mae MBS in the secondary market.
     Total single-family Fannie Mae MBS outstanding (including MBS held in our portfolio) increased to $2.0 trillion as of December 31, 2006, compared to $1.9 trillion as of December 31, 2005. Our total issuance of single-family Fannie Mae MBS for the year ended December 31, 2006 decreased by approximately 5% to an estimated $476.1 billion, compared with $500.7 billion for the year ended December 31, 2005. We estimate that total single-family mortgage-related securities issued by all mortgage market participants, including Fannie Mae, during the year ended December 31, 2006 declined by approximately 5% to an estimated $2.0 trillion, compared to an estimated $2.1 trillion issued during the year ended December 31, 2005.
     We estimate that our market share of new single-family mortgage-related securities issuance for 2006 remained essentially unchanged at approximately 23.7%, compared with a market share of approximately 23.5% for 2005; however, we experienced gains in market share by the end of 2006, with an estimated market share of 22.5% for the first quarter of 2006, 22.9% for the second quarter of 2006 and 24.7% for the third and fourth quarters of 2006. These estimates of market share are based on publicly available data and exclude previously securitized mortgages. In addition, these estimates of market share relate only to new single-family mortgage-related securities issuances and do not reflect purchases of single-family mortgage whole loans. If we had elected to securitize the single-family mortgage whole loans we purchased but did not securitize in 2006 and 2005, we estimate that our market share would have been approximately 25.5% for 2006, compared with approximately 25.1% for 2005.
     Fixed-rate mortgage loans represented an estimated 83% of our conventional single-family business volume (which refers to both single-family mortgage loans that we purchase for our mortgage portfolio and single-family mortgage loans that we securitize into Fannie Mae MBS) for the year ended December 31, 2006, compared with 79% for the year ended December 31, 2005. Adjustable-rate mortgages (“ARMs”) represented an estimated 17% of our conventional single-family business volume for the year ended December 31, 2006, compared with approximately 21% for the year ended December 31, 2005. Negative-amortizing ARMs represented an estimated 3% of our conventional single-family business volume for both the year ended December 31, 2006 and the year ended December 31, 2005. Interest-only ARMs represented an estimated 9% of our conventional single-family business volume for both the year ended December 31, 2006 and the year ended December 31, 2005.
     We estimate that ARMs represented 13% of our conventional single-family mortgage credit book of business as of both December 31, 2006 and 2005. Of this amount, we estimate that negative-amortizing and interest-only ARMs together represented 6% and 5% of our conventional single-family mortgage credit book of business as of December 31, 2006 and 2005, respectively. The estimates in this paragraph are based on the portion of our conventional single-family mortgage credit book of business that is managed by our Single-Family business, which consists of conventional single-family mortgage whole loans and Fannie Mae MBS backed by single-family mortgage loans (whether held in our portfolio or held by third parties). These constituted approximately 94% and 93% of our total conventional single-family mortgage credit book of business as of December 31, 2006 and 2005, respectively. The remaining portion of our conventional single-family mortgage credit book of business is managed by our Capital Markets business and consists of non-Fannie Mae mortgage-related securities backed by single-family mortgage loans and credit enhancements that we provide on single-family mortgage assets. These mortgage exposures generally consist of mortgage-related assets where we may not have access to detailed loan level data and may not manage the credit performance of individual loans. We expect the inclusion of these products in our estimates would affect the estimated amounts set forth in this paragraph.
     The Mortgage Bankers Association’s weekly mortgage applications survey reported that the ARM share of the number of conventional mortgage applications averaged 20.8% in January 2007, which is the lowest monthly average ARM share reported since July 2003. The popularity of ARMs has continued to moderate in recent months due to several factors, including: the decline in interest rates on fixed-rate mortgages; the decrease in the spread, or difference, between interest rates on fixed-rate mortgages and ARMs; and improvements in housing affordability from the 20-year low recorded in July 2006. Additional factors that we believe may be contributing to continued declines in the popularity of ARMs include heightened consumer awareness of the risks of certain non-traditional ARM product features, and lender approaches that may be evolving as a result of the interagency guidance on non-traditional mortgages. We believe that these factors may result in many homeowners choosing to refinance into fixed-rate mortgages in anticipation of future interest rate resets on ARMs. We estimate that approximately $1.1 trillion in ARMs are scheduled to reset at least once during 2007, with an additional $300 billion scheduled to reset in 2008.
     We have continued to work with our lender customers to support a broad range of mortgage products, including Alt-A and sub-prime products, which have represented an increased proportion of mortgage originations in recent years. In addition, there has been an increasing industry trend towards streamlining the mortgage loan underwriting process by reducing the documentation requirements for borrowers and accepting alternative or non-traditional documentation.

Although there is no uniform definition for sub-prime and Alt-A loans across the mortgage industry, Alt-A loans are generally defined as loans with lower or alternative documentation requirements, while sub-prime loans typically are made to borrowers with weaker credit histories. Because these products are important both to our customers and their borrowers, particularly for many first-time homebuyers, and to the achievement of our housing goals, we have increased our participation in these types of products by developing strategies to better support this business, where we have concluded that it would be economically advantageous and/or that it would contribute to our mission objectives. Our participation in these products reflects our assessment of anticipated guaranty fee income in light of our expectation for potentially higher credit losses. We continue to closely monitor credit risk and pricing dynamics across the full spectrum of mortgage product types. Our assessment of these dynamics will continue to determine the timing and level of our acquisitions of these types of mortgage products.
     We estimate that approximately 0.2% of our single-family mortgage credit book of business as of December 31, 2006 consisted of sub-prime mortgage loans or structured Fannie Mae MBS backed by sub-prime mortgage loans. To date, our purchases of sub-prime mortgage loans generally have been accompanied by the purchase of credit enhancements that materially reduce our exposure to credit losses on these mortgages. As described in the discussion of our Capital Markets business below, we have also purchased highly-rated private-label mortgage-related securities that are backed by sub-prime mortgage loans. We estimate that approximately 2% of our single-family mortgage credit book of business as of December 31, 2006 consisted of private-label mortgage-related securities backed by sub-prime mortgage loans and, to a lesser extent, resecuritizations of private-label mortgage-related securities backed by sub-prime mortgage loans. We believe our credit exposure to the sub-prime mortgage loans underlying the private-label mortgage-related securities in our portfolio is limited because we have focused our purchases on the highest-rated tranches of these securities to date.
     In December 2006, OFHEO directed us to immediately take action to support the practices outlined in an interagency guidance on non-traditional mortgage product risks issued by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision and the National Credit Union Administration in October 2006. The guidance informs financial institutions of steps that should be taken to assure that the risk of non-traditional mortgage products is adequately addressed in their loan terms and underwriting rules as well as in internal risk systems and that consumers are provided full information on risks attendant to such mortgages. In response to the guidance, we plan to implement changes to our Desktop Underwriter(R) automated underwriting system relating to the calculation of qualifying ratios for certain non-traditional mortgage products. We are also evaluating our underwriting and eligibility standards to determine whether additional changes are needed. We do not anticipate that these changes will have a material impact on our mortgage loan acquisitions. We plan to submit a report to OFHEO shortly on our progress in developing policies, credit quality standards and capital provisions in line with the guidance.
     We remain focused on the achievement of our regulatory and corporate mission objectives. Based on our preliminary analysis, we believe that we met the housing goals and subgoals defined by the Department of Housing and Urban Development (“HUD”), our mission regulator, for 2006. We will submit final data relating to our 2006 housing goals for HUD’s review in March 2007, and HUD will make the final determination later in the year regarding our achievement of our 2006 housing goals.
     Meeting certain of HUD’s housing goals has become more challenging, particularly in light of incremental increases in goal levels that take effect from 2005 through 2008, and declines in housing affordability during the past several years that have reduced our ability to purchase and securitize mortgage loans that meet the HUD goals. In order to obtain business that contributes to our new housing goals and subgoals, we have made, and continue to make, significant adjustments to our mortgage loan sourcing and purchase strategies. These strategies include entering into some purchase and securitization transactions with economic returns that we expect to be lower than the returns from our typical transactions. We have also relaxed some of our underwriting criteria to obtain goals-qualifying mortgage loans and increased our investments in higher-risk mortgage loan products that are more likely to serve the borrowers targeted by HUD’s goals and subgoals, which could increase our credit losses. Most of HUD’s housing goals and subgoals increase to higher levels in 2007 and 2008, and therefore we expect that meeting these goals will continue to present challenges.
     We believe that our assessment and approach to the management of credit risk contributed to the maintenance of a conventional single-family mortgage credit book of business with strong credit characteristics in 2006. The weighted average original loan-to-value ratio and the weighted average estimated mark-to-market loan-to-value ratio for our conventional single-family mortgage credit book of business were an estimated 70% and 55%, respectively, as of December 31, 2006. The weighted average credit score for our conventional single-family mortgage credit book of business was an estimated 721 as of December 31, 2006. As noted above, each of these estimates is based on approximately 94% of our total conventional single-family mortgage credit book of business as of December 31, 2006. The inclusion of the remaining 6% in our estimates could affect the risk characteristics set forth in this paragraph.
     Our conventional single-family delinquency measures remained low in 2006. Our conventional single-family serious delinquency rate decreased to 0.65% in December 2006, compared with 0.79% in December 2005. We estimate that our credit losses during 2006 were approximately 0.02% of our mortgage credit book of business (including both single-family and multifamily loans). The rapid acceleration in home prices during the period from 1999 to 2005, combined with our use of credit enhancements, helped to mitigate our credit losses. As a result of the significant slowdown in home price appreciation during 2006 and our belief that home prices are likely to decline modestly in 2007, we expect our credit losses to increase.

Housing and Community Development
     In our Housing and Community Development (“HCD”) business, we engage in a range of activities primarily related to increasing the supply of affordable rental and for-sale housing, as well as increasing liquidity in the debt and equity markets related to such housing.
Multifamily Group
     HCD’s Multifamily group helps to expand the supply of affordable and market-rate rental housing in the United States by working with our lender customers to securitize multifamily mortgage loans into Fannie Mae MBS and to facilitate the purchase of multifamily mortgage loans for our mortgage portfolio.
     Our total multifamily mortgage credit book of business increased to an estimated $142 billion as of December 31, 2006, compared to an estimated $132 billion as of December 31, 2005. Our multifamily mortgage credit book of business refers to the sum of the unpaid principal balance of: (1) the multifamily mortgage loans we hold in our investment portfolio; (2) the Fannie Mae MBS and non-Fannie Mae mortgage-related securities backed by multifamily mortgage loans we hold in our investment portfolio; (3) Fannie Mae MBS backed by multifamily mortgage loans that are held by third parties; and (4) credit enhancements that we provide on multifamily mortgage assets.
     Multifamily real estate fundamentals continued to improve in 2006. Rental unit vacancies declined to an estimated 5.25% nationally at year-end 2006 for institutional-type multifamily properties (which are properties of significant size that typically are owned by large national or international investors), compared to an estimated vacancy rate of approximately 6% at the end of 2005. Average quoted monthly rental rates continued to increase in 2006, with annualized rent growth of approximately 4% to 5%. As a result of this growth, we estimate that average quoted monthly rental rates were approximately $1,010 during the fourth quarter of 2006, compared to approximately $970 during the fourth quarter of 2005.
     Our Multifamily group remains focused on the achievement of our mission goals. In 2006, approximately 95% of the multifamily units we purchased or securitized contributed to the achievement of the housing goals as established by HUD.
     Our multifamily delinquency statistics remained low in 2006. In December 2006, our multifamily serious delinquency rate decreased to 0.08%, compared with 0.27% in December 2005. Our multifamily serious delinquency rate decreased substantially in 2006 primarily because of the improved performance of delinquent loans associated with Hurricane Katrina.
Community Investment Group
     HCD’s Community Investment Group makes investments that increase the supply of affordable housing. Most of these investments are in rental housing that qualifies for federal low-income housing tax credits (“LIHTC”), and the remainder are in conventional rental and primarily entry-level, for-sale housing. These investments are consistent with our focus on serving communities in need and making affordable housing more available and easier to rent or own. We earn a return on our investments in LIHTC partnerships through reductions in our federal income tax liability as a result of the use of the tax credits for which the partnerships qualify, as well as the deductibility of the partnerships’ net operating losses.
Community Lending Group
     HCD’s Community Lending Group supports the expansion of available housing by participating in specialized debt financing for a variety of customers and by acquiring housing-related mortgage loans. These activities currently include acquiring small multifamily loans from a variety of lending institutions; providing financing to designated communities to expand the affordable housing stock in those communities as part of their community development efforts; and providing financing for single-family and multifamily housing to housing finance agencies, public housing authorities and municipalities. In August 2006, OFHEO advised us to suspend the financing of new acquisition, development and construction projects until we have finalized and implemented enhanced policies and procedures required to strengthen risk management practices related to this business.
Capital Markets

     Our Capital Markets group supports our primary liquidity function by purchasing and selling mortgage loans and mortgage-related securities through a full range of economic and competitive conditions. Our direct investment in mortgages, funded by the issuance of debt, lowers mortgage rates, increases the liquidity of mortgages and provides mortgage investors with greater certainty of liquidity in future markets. Our Capital Markets group has a diversified funding base of domestic and international investors. In addition, the Capital Markets group supports our Single-Family and HCD businesses by fostering the liquidity of Fannie Mae MBS, and by providing funding for new mortgage products that we believe have the potential to support our mission objectives but lack the investment performance history needed to be sold efficiently into the secondary market.
     Our Capital Markets group seeks to maximize long-term total returns, subject to certain constraints, while supporting our chartered liquidity function. We pursue these objectives by purchasing, selling and managing mortgage assets based on market dynamics and our assessment of the economic attractiveness of specific transactions at given points in time.
     In this discussion of our activities, the amounts provided below for our gross mortgage portfolio and our portfolio purchases, liquidations and sales in 2005 and 2006 represent the unpaid principal balances, which are statistical measures rather than amounts computed in accordance with U.S. generally accepted accounting principles (“GAAP”). These unpaid principal balance amounts do not reflect market valuation adjustments, allowance for loan losses, impairments, unamortized premiums and discounts, and the impact of consolidation of variable interest entities. Our total debt outstanding represents the unpaid principal balance as of the end of 2005 and 2006 or, in the case of long-term zero coupon bonds, at maturity, and does not reflect the effect of currency adjustments, debt basis adjustments and amortization of premiums, discounts and issuance costs. All of these amounts are subject to change in connection with the completion of the financial statements and related audits for 2005 and 2006.
     Our gross mortgage portfolio balance as of December 31, 2006 remained essentially unchanged from the balance as of December 31, 2005, decreasing by less than 1% to $724.4 billion as of December 31, 2006 from $727.5 billion as of December 31, 2005. Portfolio purchases and sales during 2006 were consistent with the primary objectives of our business model—supporting liquidity in the secondary mortgage market and maximizing long-term total returns from our investment activities. Portfolio purchases increased to $197.3 billion in 2006 from $146.6 billion in 2005. Of the $197.3 billion in portfolio purchases during 2006, $171.9 billion were purchases of single-family mortgage loans and securities, and $25.4 billion were purchases of multifamily mortgage loans and securities. Portfolio sales declined substantially in 2006, from $113.3 billion in 2005 to $61.2 billion in 2006. Portfolio liquidations also declined significantly in 2006, from $211.4 billion in 2005 to $139.2 billion in 2006.
     As we have previously reported, we agreed to OFHEO’s issuance of a consent order on May 23, 2006. The consent order includes a provision that, except in limited circumstances at OFHEO’s discretion, we may not increase our net “mortgage portfolio” assets above the amount shown in our minimum capital report to OFHEO for December 31, 2005 ($727.75 billion). Net “mortgage portfolio” assets that are reported to OFHEO under the consent order reflect GAAP adjustments, including market valuation adjustments, allowance for loan losses, and unamortized premiums and discounts. These adjustments are not reflected in the “gross mortgage portfolio” balances referenced above or in the table below. We currently estimate that our net “mortgage portfolio” assets as of December 31, 2006 were approximately $722 billion.
     As we have previously discussed, if market conditions change significantly, the portfolio limit could constrain our ability to capitalize fully on economically attractive opportunities to add mortgage assets to our portfolio. The portfolio limit may also affect the pace or size of sales from our portfolio, particularly when our balance of net “mortgage portfolio” assets approaches the portfolio limit. During 2006, the timing of certain portfolio sales was affected by our portfolio limit. However, we believe that sales from our portfolio in 2006, consisting primarily of 30-year fixed-rate Fannie Mae MBS, were attractive economically and contributed to our total return objectives. In addition, activities of the Capital Markets group are constrained by certain operational limitations, tax classifications and our intent to hold certain temporarily impaired securities until recovery, as well as risk parameters applied to the mortgage portfolio.
     We regularly meet with OFHEO to discuss current market conditions and our mortgage and capital markets activities. In addition, we expect to submit a revised business plan to OFHEO shortly that will include a report on our progress in remediating identified deficiencies in our internal controls. We will contact OFHEO immediately if the market environment changes markedly and we determine that the changes could limit our ability to provide liquidity, meet our housing goals, or compete effectively in the secondary mortgage market while remaining within the portfolio limit prescribed by OFHEO.

     The following table sets forth the composition of our gross mortgage portfolio as of each quarter end from December 31, 2005 through December 31, 2006:
Gross Mortgage Portfolio 1/

	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005
	(Dollars in millions)
Fannie Mae MBS	$298,756	$310,219	$325,426	$328,194	$341,712

Loans	279,145	273,732	262,626	258,104	252,853

Non-Fannie Mae Securities:

Agency 2/	31,970	32,934	33,362	31,881	31,041

Non-Agency 3/	114,529	108,649	109,486	103,371	101,939

Total Non-Fannie Mae Securities	146,499	141,583	142,848	135,252	132,980

Total	$724,400	$725,534	$730,900	$721,550	$727,545

1/	Amounts for 2006 reflect data reclassifications, definitional changes and corrections. As a result, these amounts may differ from and may not be shown on a comparable basis to those previously reported. The “gross mortgage portfolio” balances set forth in this table represent unpaid principal balances, which are statistical measures rather than amounts computed in accordance with GAAP. These unpaid principal balance amounts do not reflect market valuation adjustments, allowance for loan losses, impairments, unamortized premiums and discounts, and the impact of consolidation of variable interest entities. We currently estimate that our net “mortgage portfolio” assets as of December 31, 2006, calculated as described in the OFHEO consent order, were approximately $722 billion. Amounts included in this table are subject to change in connection with the completion of the financial statements and related audits for 2005 and 2006.

2/	Consists of mortgage-related securities issued by Freddie Mac and Ginnie Mae.

3/	Consists of mortgage-related securities issued by entities other than Freddie Mac and Ginnie Mae (also referred to as “private-label securities”).
     Over 90% of non-agency securities held in our portfolio as of December 31, 2006 were rated AAA/Aaa by Standard & Poor’s and Moody’s Investors Service.
     Our Capital Markets group contributes to the achievement of our HUD housing goals by purchasing goals-qualifying mortgage loans and mortgage-related securities for our mortgage portfolio. In particular, our Capital Markets group purchases highly rated mortgage-related securities backed by mortgage loans that meet our housing goals requirements. These goals-qualifying mortgage-related securities are typically backed by sub-prime and Alt-A mortgage loans. In addition, we significantly increased our purchases of multifamily-only commercial mortgage-backed securities (“CMBS”) in 2006. These CMBS purchases also contribute toward the achievement of our HUD housing goals.
     We estimate that approximately 2% of our single-family mortgage credit book of business as of December 31, 2006 consisted of private-label mortgage-related securities backed by sub-prime mortgage loans and, to a lesser extent, resecuritizations of private-label mortgage-related securities backed by sub-prime mortgage loans. During 2006 and 2007, mortgage lenders have experienced higher levels of delinquencies relating to sub-prime loans. We believe our credit exposure to the sub-prime mortgage loans underlying the private-label mortgage-related securities in our portfolio is limited because we have focused our purchases on the highest-rated tranches of these securities to date.
     Our total debt outstanding was $774.4 billion as of December 31, 2006, compared with $766.2 billion as of December 31, 2005. We have continued to experience strong demand for our debt securities as evidenced by consistently large purchases by domestic institutional investors and strong purchases by Asian and other foreign investors.
     We maintain a disciplined approach to managing interest rate risk in our portfolio. Our approach to managing interest rate risk generally includes selling callable debt and utilizing interest rate derivatives in an effort to offset the majority of the prepayment risk inherent in the mortgage assets we purchase at the time of acquisition. We also manage our interest rate risk by actively rebalancing our portfolio to maintain a close match between the durations of our assets and liabilities. We believe that the general effectiveness of our interest rate risk management strategies is reflected in our portfolio’s monthly average duration gap. During the fourth quarter, our average monthly effective duration gap remained constant, averaging zero months in each of October, November and December 2006. This measure has not exceeded plus or minus one month for any month since October 2004.

     The total notional amount of our outstanding derivative instruments used to hedge interest rate risk in our portfolio increased to $745.7 billion as of December 31, 2006 from $644.2 billion as of December 31, 2005. The increase in the total notional amount of our derivatives book during 2006 reflects higher balances of both pay-fixed and receive-fixed swaps, partially offset by a reduction in interest rate swaptions. As interest rates during the first half of the year generally increased and the durations of our mortgage assets lengthened, we generally added to our net pay-fixed swap position. During the second half of the year, when interest rates generally declined and the durations of our mortgage assets shortened, we added to our net receive-fixed swap position. These actions are consistent with our conservative approach to interest rate risk management. Amounts relating to our outstanding derivative instruments are subject to change in connection with the completion of the financial statements and related audits for 2005 and 2006.
     The estimated fair value of the derivative instruments that we use to supplement our issuance of callable debt and to actively manage interest rate risk in our portfolio is affected by changes in interest rates from period to period. Because our derivatives are marked-to-market through earnings, we expect that our earnings will exhibit potentially significant volatility. However, we also expect that our derivative activities will serve to lessen potential volatility in the fair value of our portfolio from period to period resulting from interest rate movements.
Administrative Expenses
     Administrative expenses totaled an estimated $3.1 billion for the year ended December 31, 2006, compared to an estimated $2.2 billion for the year ended December 31, 2005. Of these amounts, costs associated with the restatement process and related regulatory examinations, investigations and litigation defense totaled approximately $850 million in 2006, compared to approximately $570 million in 2005. These restatement-related costs incurred during 2006 do not include costs attributable to or associated with the preparation of our financial statements for periods subsequent to 2004, which totaled approximately $200 million in 2006. We anticipate that the costs associated with the preparation of our audited financial statements and periodic SEC reports will continue to have a substantial impact on administrative expenses until we are current in filing our periodic financial reports with the SEC.
     We have recently implemented cost cutting measures in an effort to reduce our operating expenses for future periods. In 2007, we expect to reduce our operating expenses by $200 million as compared to 2006. We also expect to reduce in 2008 our normalized expenses, which exclude non-recurring costs associated with returning to timely financial reporting, to approximately $2 billion per year.
Gulf Coast Hurricanes
     In our Form 12b-25 filed on November 8, 2006, we reported that our estimated after-tax losses associated with Hurricanes Katrina and Rita would be in the range of $97 million to $160 million. As a result of our ongoing assessment of the potential impact of Hurricanes Katrina and Rita, including our ongoing loss mitigation activities, we have reduced and refined our estimated after-tax losses to a range of $67 million to $106 million. This reduction in our estimate is the result of several factors, including the liquidation of a number of the loans relating to flooded properties from our mortgage portfolio, the receipt of more insurance funds than previously expected on the flooded properties and reduced delinquencies for affected loans outside the flood-damaged areas. In the fourth quarter of 2006, we adjusted our loan loss allowance for Hurricanes Katrina and Rita to reflect the low end of our revised estimate. Further adjustments to this estimate are possible as we continue to monitor this issue.
Disclosures Regarding Certain Risks and Risk Management Practices
     Pursuant to a September 1, 2005 agreement with OFHEO, we are providing the following periodic disclosures regarding risks and risk management practices. That agreement formalized and updated our previous voluntary initiatives.
Subordinated Debt
     We have committed to issue subordinated debt in a quantity such that the sum of our total capital plus the outstanding balance of our qualifying subordinated debt equals or exceeds the sum of (1) outstanding net Fannie Mae MBS (which refers to Fannie Mae MBS held by third parties) times 0.45% and (2) total on-balance sheet assets times 4%. We refer to this commitment as our subordinated debt requirement. Total capital is a regulatory measure of our capital that represents the sum of core capital, as defined by OFHEO, plus the total allowance for loan losses and reserve for guaranty losses in connection with Fannie Mae MBS, less the specific loss allowance (that is, the allowance required on individually-impaired loans). Qualifying subordinated debt with a remaining maturity of less than five years receives only partial credit in this calculation or, if the remaining maturity is less than one year, no credit.

     Our total capital and qualifying subordinated debt of $50.5 billion as of September 30, 2006 (the most recent date for which results have been published by OFHEO) exceeded our subordinated debt requirement by $9.0 billion. This determination that we are in compliance with our subordinated debt requirement is subject to change in connection with the completion of the financial statements and related audit for 2006.
Liquidity Management
     We have made a commitment to maintain a functional contingency plan providing for at least three months of liquidity without relying upon the issuance of unsecured debt. As of December 31, 2006, we were in compliance with our commitment to maintain and test our contingency plan.
     We are currently in the process of revising our liquidity management policies in consultation with OFHEO. We expect that OFHEO will finalize its review of our implementation of our liquidity management commitments once revised policies have been completed. We expect to submit revised policies to OFHEO during the first quarter of 2007.
Interest Rate Risk
     Pursuant to the September 1, 2005 agreement with OFHEO, we agreed to provide monthly public disclosures regarding the monthly averages of our duration gap. We disclose the duration gap in our Monthly Summary report, which is available on our website and submitted to the SEC in a Current Report on Form 8-K. We submitted our most recent Monthly Summary report to the SEC in a Form 8-K on February 26, 2007. The duration gap on our portfolio averaged zero months in each of October, November and December 2006. We also agreed to provide public disclosure regarding the impact on our financial condition of both a 50-basis point shift in rates and a 25-basis point change in the slope of the yield curve. We will begin providing this disclosure once we are current in filing periodic reports with the SEC.
Credit Risk
     Pursuant to the September 1, 2005 agreement with OFHEO, we agreed to provide quarterly assessments of the impact on our expected credit losses from an immediate 5% decline in single-family home prices for the entire United States.
     The estimated sensitivity of our expected future credit losses to an immediate 5% decline in home values for single-family mortgages as of September 30, 2006 (the most recent date for which data are available), prior to the receipt of private mortgage insurance claims or any other credit enhancements, was $2.4 billion, or approximately 0.11% of our single-family mortgage credit book of business, compared with approximately 0.10% as of September 30, 2005.
     After receipt of mortgage insurance and other credit enhancements, the estimated sensitivity of our expected future credit losses to an immediate 5% decline in home values for single-family mortgages as of September 30, 2006, was $1.1 billion, or approximately 0.05% of our single-family mortgage credit book of business, compared with approximately 0.04% as of September 30, 2005.
     The estimates in the preceding paragraphs are based on approximately 92% and 91% of our total single-family mortgage credit book of business as of September 30, 2006 and 2005, respectively. The mortgage loans and mortgage-related securities that are included in these estimates consist of single-family, single-class Fannie Mae MBS (whether held in our portfolio or held by third parties), certain whole loan REMICs and single-family mortgage whole loans, excluding mortgages secured only by second liens and reverse mortgages. We expect the inclusion in our estimates of these excluded products would affect the estimated sensitivities set forth in the preceding paragraphs.

Risk Ratings
     We agreed to seek to obtain a rating, which will be continuously monitored by at least one nationally recognized statistical rating organization, that assesses, among other things, the independent financial strength or “risk to the government” rating of Fannie Mae operating under its authorizing legislation but without assuming a cash infusion or extraordinary support of the government in the event of a financial crisis. We also agreed to provide periodic public disclosure of this rating.
     Standard & Poor’s current “risk to the government” rating for Fannie Mae is AA- with a negative outlook. On December 7, 2006, Standard & Poor’s removed this rating from credit watch negative and placed the rating on a negative outlook. Standard & Poor’s continually monitors this rating.
     Moody’s Investors Service’s current “Bank Financial Strength Rating” for Fannie Mae is B+ with a stable outlook. Moody’s Investors Service continually monitors this rating.
Legal Proceedings
Pending Class Action Lawsuits
     A number of lawsuits have been filed against Fannie Mae and certain of our current and former officers and directors relating to the accounting matters discussed in our SEC filings, OFHEO’s interim and final reports, and the report issued by the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) on the results of its independent investigation. These suits are currently pending in the U.S. District Court for the District of Columbia and fall within three primary categories: a consolidated shareholder class action and two related individual securities lawsuits, a consolidated shareholder derivative lawsuit, and a consolidated ERISA-based class action lawsuit.
     The consolidated shareholder class action generally alleges that the company and certain former officers and directors, as defendants in the lawsuits, made false and misleading statements in violation of the federal securities laws in connection with certain accounting policies and practices. The two related individual securities lawsuits assert various federal and state securities law and common law claims against the company and certain of its current and former officers and directors based upon essentially the same alleged conduct as that at issue in the consolidated shareholder class action, and also assert insider trading claims against certain former officers. Discovery commenced in the consolidated shareholder class action following the denial of the motions to dismiss filed by the company and the former officer defendants. The two individual securities cases were filed by institutional investors seeking to proceed independently of the putative class of shareholders in the consolidated shareholder class action, but the court has consolidated these cases at least through pretrial as part of the consolidated shareholder class action. On April 17, 2006, the plaintiffs in the consolidated class action filed an amended complaint that adds purchasers of publicly traded call options and sellers of publicly traded put options to the putative class and seeks to extend the end of the putative class period from September 21, 2004 to September 27, 2005. On August 14, 2006, the plaintiffs in the consolidated class action filed a second amended complaint adding, among other things, allegations based on OFHEO’s final report and the report of Paul Weiss. On June 29, 2006, and again on August 14 and 15, 2006, the institutional plaintiffs in each of the two individual securities lawsuits filed a first amended complaint, followed by a second amended complaint, to add additional allegations in support of their claims. We filed an answer to the second amended complaint in the consolidated shareholder class action on January 16, 2007. Briefing on lead plaintiffs’ motion for class certification in the consolidated shareholder class action is scheduled to be completed on March 12, 2007. Motions to dismiss the institutional plaintiffs’ second amended complaints in the individual securities actions are pending.
     The consolidated shareholder derivative lawsuit asserts claims purportedly on behalf of Fannie Mae against certain of the company’s current and former officers and directors. The company is named as a nominal defendant. Generally, the complaint alleges that the defendants breached their fiduciary duties to Fannie Mae and that the company was harmed as a result. The plaintiffs filed an amended complaint on September 1, 2006, adding several third parties as defendants and including additional facts from OFHEO’s final report and the Paul Weiss report. The plaintiffs have since voluntarily dismissed those newly-added third-party defendants. Motions to dismiss the consolidated shareholder derivative lawsuit are pending.
     The consolidated ERISA-based class action lawsuit alleges that Fannie Mae and certain of our current and former officers and directors violated the Employee Retirement Income Security Act of 1974. The plaintiffs in the consolidated ERISA-based lawsuit purport to represent a class of participants in Fannie Mae’s Employee Stock Ownership Plan. Their claims are also based on alleged breaches of fiduciary duty based on the accounting matters discussed in OFHEO’s interim report. A motion to dismiss this lawsuit has been fully briefed and argued and remains pending.

     An unfavorable outcome in any of these lawsuits could have a material adverse effect on our business, financial condition and/or results of operations, but we are unable to reasonably estimate a range of possible losses at this time. Accordingly, we have not recorded a reserve for these litigation exposures.
KPMG Lawsuit
     On December 12, 2006, we filed suit against KPMG LLP, our former outside auditor, in the Superior Court of the District of Columbia. The complaint alleges state law negligence and breach of contract claims related to certain audit and other services provided by KPMG. We are seeking to recover costs related to our restatement in addition to other damages. On December 12, 2006, KPMG removed the case to the U.S. District Court for the District of Columbia. On February 16, 2007, KPMG filed a motion to dismiss the lawsuit.
Legislative and Regulatory Developments
     We expect the U.S. Congress in 2007 again to consider and advance legislation to strengthen regulatory oversight of the government-sponsored housing enterprises (“GSEs”). We support any legislation that will improve our effectiveness in increasing liquidity and lowering the cost of borrowing in the mortgage markets and, as a result, expanding access to housing and increasing opportunities for homeownership.
     The Senate Committee on Banking, Housing and Urban Affairs and the House Financial Services Committee each advanced GSE regulatory oversight legislation during the 109th Congress. On July 28, 2005, the Senate Committee on Banking, Housing and Urban Affairs passed S. 190, the Federal Housing Enterprise Regulatory Reform Act of 2005, as amended, by a vote of 11 to 9. This bill, however, never advanced to the floor of the Senate for a vote. On October 26, 2005, the House of Representatives passed H.R. 1461, the bill reported by the House Financial Services Committee, by a vote of 331-90. The separate Senate and House bills addressed key elements of the GSEs’ business and regulation, including regulatory structure, authorized activities, capital standards, receivership, levels of affordable housing goals, portfolio composition and size, the process by which any new activities and programs would be approved, expanded regulatory oversight over GSEs and the permissible activities of GSEs and their directors, officers, employees and certain affiliated parties. The House bill also provided for a fund to support affordable housing to be funded by a specified percentage of our profits.
     While the previous bills under consideration in 2005 and 2006 expired with the 109th Congress, as noted above, we expect that the 110th Congress will take up GSE regulatory oversight legislation. We believe that hearings by the House Financial Services Committee regarding such legislation may be held in March 2007. We cannot predict the timing or content of any legislation that may be passed or its impact on our financial prospects. The enactment of a GSE bill by the 110th Congress, depending on its final terms and on how it is applied by our regulator within the scope of its authority, could have a material adverse effect on future earnings, shareholder returns, ability to fulfill our mission, and ability to recruit and retain qualified officers and directors. It is also possible that in the legislative process provisions could be enacted that go beyond the elements described above and that further alter Fannie Mae’s charter and ability to fulfill its affordable housing mission.
     On June 13, 2006, the U.S. Department of the Treasury announced that it would undertake a review of its process for approving our issuances of debt. On the same date, HUD also announced that it would conduct a review of our investments and holdings, including certain equity and debt investments classified on our financial statements as “other assets/other liabilities,” to determine whether our investment activities are consistent with our charter authorities. We will continue to cooperate with these reviews by our regulators. We cannot assess the progress, or predict the outcome, of these reviews or determine whether our regulators will seek to restrict our current business activities as a result of these or other reviews.